April 5, 2005

Edward W. Smeds, Chairman

Thrivent Series Fund, Inc.

625 Fourth Avenue South

Minneapolis, Minnesota 55415

Dear Mr. Smeds:

This letter is to confirm to you that Thrivent Financial for Lutherans (the “Adviser”) has agreed to temporarily reimburse certain expenses associated with some of the Portfolios as detailed below:

1.	The Adviser has agreed, through at least April 30, 2006, to reimburse certain expenses associated with operating Thrivent Aggressive Allocation Portfolio in order to limit the net operating expenses to an annual rate of 0.10% of the average daily net assets of the Portfolio.

2.	The Adviser has agreed, through at least April 30, 2006, to reimburse certain expenses associated with operating Thrivent Moderately Aggressive Allocation Portfolio in order to limit the net operating expenses to an annual rate of 0.10% of the average daily net assets of the Portfolio.

3.	The Adviser has agreed, through at least April 30, 2006, to reimburse certain expenses associated with operating Thrivent Moderate Allocation Portfolio in order to limit the net operating expenses to 0.12% of the average daily net assets the Portfolio.

4.	The Adviser has agreed, through at least April 30, 2006, to reimburse certain expenses associated with operating Thrivent Moderately Conservative Allocation Portfolio in order to limit the net operating expenses to an annual rate of 0.17% of the average daily net assets of the Portfolio.

Sincerely,

/s/ Randall L. Boushek
Randall L. Boushek
Senior Vice President and Chief Financial Officer